SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2005

Kookmin Bank

(Translation of registrant’s name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Grant of Stock Option

On August 23, 2005, the board of directors of Kookmin Bank approved and ratified granting of stock options Youn Soo Kim who is an Executive Vice President of Credit Analysis Division in Kookmin Bank.

Pursuant to Article 13 of the Articles of Incorporation, the board of directors’ resolution of granting stock options is subject to the approval and ratification at the first-coming shareholders’ meeting after the date of grant.

The purpose of the grant is to motivate the grantee toward accomplishing business targets and responsible management, as his performance will be indexed to the exercisable number of options. The class of stock to be granted is Kookmin Bank’s registered common share.

1. Grant Date: August 23, 2005

2. Number of Stock Options: 15,000 shares

3. Adjustment to Number of Options for the Grantee

The number of stock options granted to the grantees above is subject to adjustment based on the arithmetic mean of key performance index he will achieve for three years from the date of grant. Where the grantee resigns or transfers for new assignment before three-year term expires, the calculation shall be made based upon the scores as of the latest quarterly period immediately prior to such event.

Evaluation Method

Average Score	Calculation of Exercisable Option
Less than 60 points	Stock option cancelled.

Over 60 but Less than 80 points	• Number of exercisable options = (Number of stock options granted) × performance evaluating score / 80)

Over 80 points	Total number of the stock options exercised.

4.	Method of Exercise

Kookmin Bank may deliver shares to a grantee who exercised his/her stock option by issuing new shares or by delivering treasury shares that Kookmin Bank holds. In addition, Kookmin Bank may give the grantee cash or treasury shares the value of which is equivalent for the difference between the exercise price and the market price.

5.	Exercise Price: 53,000 won

* Exercise price is decided at the arithmetic mean of the weighted average closings prices of the stock for following periods: (i) two months from and excluding the date of grant, (ii) one month from and excluding the date of grant and (iii) one week from and excluding the date of grant.

6.	Exercise Period: From August 24, 2008 to August 23, 2013

7.	Adjustment to Exercise Price and Number of Options

In the event that requires the adjustment of the exercise price or exercisable shares of stock options such as increase of capital, stock dividend, stock split, reverse stock split, merger or consolidation, reduction of capital, decrease of issued stocks resulting from the redemption of redeemable stocks, etc, the adjustment shall be made in accordance with the resolutions of the Board of Directors.

8.	Adjustment Following Resignation

If the grantee resigns or ceases his office and conditions for his exercising stock options have been met, the grantee can exercise his options that shall be adjusted on daily basis according to the following formula. Less than a single share will be rounded down.

Formula

Exercisable number of shares= Number of shares adjusted according to performance evaluation scoring x Number of Calendar Days at Work / 3 Year

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank
(Registrant)

Date: August 23, 2005	By:	/s/ Kap Shin
(Signature)
	Name:	Kap Shin
	Title:	Executive Officer / Senior Executive Vice President &
Chief Financial Officer